Exhibit 99.5

James Hardie Industries plc

Consolidated Financial Statements

as of and for the Year Ended 31 March 2013

James Hardie Industries plc

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

James Hardie Industries plc

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc as of 31 March 2013 and 2012, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years in the period ended 31 March 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of James Hardie Industries plc at 31 March 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended 31 March 2013, in conformity with U.S. generally accepted accounting principles.

Irvine, California

23 May 2013

James Hardie Industries plc

Consolidated Balance Sheets

	(Millions of US dollars)
	31 March	31 March
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$153.7	$265.4
Restricted cash and cash equivalents	2.5	140.4
Restricted cash and cash equivalents - Asbestos	126.4	59.0
Restricted short-term investments - Asbestos	7.1	6.0
Accounts and other receivables, net of allowance for doubtful accounts of US$2.1 million and US$2.3 million as of 31 March 2013 and 31 March 2012, respectively	143.4	137.7
Inventories	172.1	179.8
Prepaid expenses and other current assets	19.2	18.8
Insurance receivable - Asbestos	22.2	19.9
Workers’ compensation - Asbestos	0.9	0.5
Deferred income taxes	24.9	15.9
Deferred income taxes - Asbestos	18.6	23.0

Total current assets	691.0	866.4
Restricted cash and cash equivalents	2.5	3.5
Property, plant and equipment, net	658.9	674.7
Insurance receivable - Asbestos	209.4	208.6
Workers’ compensation - Asbestos	60.7	83.4
Deferred income taxes	20.6	11.1
Deferred income taxes - Asbestos	434.1	421.5
Other assets	30.4	40.8

Total assets	$2,107.6	$2,310.0

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$98.1	$92.6
Current portion of long-term debt - Asbestos	—	30.9
Accrued payroll and employee benefits	44.0	45.4
Accrued product warranties	6.6	7.4
Income taxes payable	6.0	81.7
Asbestos liability	135.0	125.3
Workers’ compensation - Asbestos	0.9	0.5
Other liabilities	26.7	19.3

Total current liabilities	317.3	403.1
Deferred income taxes	95.4	100.5
Accrued product warranties	20.5	19.6
Asbestos liability	1,558.7	1,537.3
Workers’ compensation - Asbestos	60.7	83.4
Other liabilities	36.8	39.7

Total liabilities	2,089.4	2,183.6

Commitments and contingencies (Note 13)
Shareholders’ equity:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 441,644,484 shares issued at 31 March 2013 and 437,175,963 shares issued at 31 March 2012	227.3	224.0
Additional paid-in capital	101.1	67.6
Accumulated deficit	(357.6)	(214.6)
Accumulated other comprehensive income	47.4	49.4

Total shareholders’ equity	18.2	126.4

Total liabilities and shareholders’ equity	$2,107.6	$2,310.0

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Operations and Comprehensive Income (Loss)

	Years Ended 31 March
(Millions of US dollars, except per share data)	2013	2012	2011
Net sales	$1,321.3	$1,237.5	$1,167.0
Cost of goods sold	(902.0)	(830.5)	(775.1)

Gross profit	419.3	407.0	391.9
Selling, general and administrative expenses	(218.6)	(191.0)	(173.4)
Research and development expenses	(37.2)	(30.4)	(28.0)
Asset impairments	(16.9)	(14.3)	—
Asbestos adjustments	(117.1)	(15.8)	(85.8)

Operating income	29.5	155.5	104.7
Interest expense	(5.5)	(11.2)	(9.0)
Interest income	7.9	3.8	4.6
Other income (expense)	1.8	3.0	(3.7)

Income before income taxes	33.7	151.1	96.6
Income tax benefit (expense)	11.8	453.2	(443.6)

Net income (loss)	$45.5	$604.3	$(347.0)

Net income (loss) per share
Basic	$0.10	$1.39	$(0.80)
Diluted	$0.10	$1.38	$(0.80)
Weighted average common shares outstanding (Millions):
Basic	439.2	436.2	435.6
Diluted	440.6	437.9	435.6
Comprehensive income (loss):
Net income (loss)	$45.5	$604.3	$(347.0)
Pension and post-retirement benefit adjustments	—	—	1.3
Unrealised gain on investments	0.9	0.1	1.3
Currency translation adjustments	(2.9)	(5.9)	(6.6)

Comprehensive income (loss)	$43.5	$598.5	$(351.0)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Cash Flows From Operating Activities
Net income (loss)	$45.5	$604.3	$(347.0)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation and amortisation	61.2	65.2	62.9
Deferred income taxes	(52.8)	11.3	(21.9)
Pension cost	—	—	1.3
Stock-based compensation	7.0	7.8	9.1
Asbestos adjustments	117.1	15.8	85.8
Asset impairments	16.9	14.3	—
Tax benefit from stock options exercised	(3.5)	—	(0.4)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	224.7	(59.1)	63.3
Restricted short-term investments	(0.1)	(0.1)	9.7
Payment to AICF	(184.1)	(51.5)	(63.7)
Accounts and other receivables	(5.0)	2.2	24.9
Inventories	8.0	(26.7)	(8.1)
Prepaid expenses and other assets	8.8	19.2	6.3
Insurance receivable - Asbestos	36.8	25.0	22.9
Accounts payable and accrued liabilities	(46.0)	87.4	(7.7)
Asbestos liability	(127.6)	(106.3)	(97.8)
Deposit with Australian Taxation Office	—	—	254.3
Australian Taxation Office - amended assessment	—	(197.4)	190.4
Other accrued liabilities	2.4	(24.2)	(37.1)

Net cash provided by operating activities	$109.3	$387.2	$147.2

Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(61.1)	$(35.8)	$(50.3)
Proceeds from sale of property, plant and equipment	1.4	0.3	0.7
Deposit on acquisition	—	(14.4)	—

Net cash used in investing activities	$(59.7)	$(49.9)	$(49.6)

Cash Flows From Financing Activities
Proceeds from long-term borrowings	330.0	160.0	460.0
Repayments of long-term borrowings	(330.0)	(219.0)	(555.0)
Proceeds from issuance of shares	26.3	11.0	4.9
Tax benefit from stock options exercised	3.5	—	0.4
Common stock repurchased and retired	—	(19.0)	—
Dividends paid	(188.5)	(17.4)	—

Net cash used in financing activities	$(158.7)	$(84.4)	$(89.7)

Effects of exchange rate changes on cash	$(2.6)	$(6.1)	$(8.5)

Net (decrease) increase in cash and cash equivalents	(111.7)	246.8	(0.6)
Cash and cash equivalents at beginning of period	265.4	18.6	19.2

Cash and cash equivalents at end of period	$153.7	$265.4	$18.6

Components of Cash and Cash Equivalents
Cash at bank and on hand	$55.5	$256.1	$9.5
Short-term deposits	98.2	9.3	9.1

Cash and cash equivalents at end of period	$153.7	$265.4	$18.6

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest, net of amounts capitalised	$0.1	$11.2	$9.1
Cash paid during the year for income taxes, net	$83.3	$29.5	$38.7

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Consolidated Statements of Changes in Shareholders’ Equity (Deficit)

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total
Balances as of 31 March 2010	$221.1	$39.5	$(437.7)	$—	$59.2	$(117.9)
Net loss	—	—	(347.0)	—	—	(347.0)
Other comprehensive loss	—	—	—	—	(4.0)	(4.0)
Stock-based compensation	0.7	8.4	—	—	—	9.1
Tax benefit from stock options exercised	—	0.4	—	—	—	0.4
Equity awards exercised	0.7	4.2	—	—	—	4.9

Balances as of 31 March 2011	$222.5	$52.5	$(784.7)	$—	$55.2	$(454.5)

Net income	—	—	604.3	—	—	604.3
Other comprehensive loss	—	—	—	—	(5.8)	(5.8)
Stock-based compensation	2.0	5.8	—	—	—	7.8
Equity awards exercised	1.3	9.7	—	—	—	11.0
Dividends paid	—	—	(17.4)	—	—	(17.4)
Treasury stock purchased	—	—	—	(19.0)	—	(19.0)
Treasury stock retired	(1.8)	(0.4)	(16.8)	19.0	-	—

Balances as of 31 March 2012	$224.0	$67.6	$(214.6)	$—	$49.4	$126.4

Net income	—	—	45.5	—	—	45.5
Other comprehensive loss	—	—	—	—	(2.0)	(2.0)
Stock-based compensation	0.6	6.4	—	—	—	7.0
Tax benefit from stock options exercised	—	3.5	—	—	—	3.5
Equity awards exercised	2.7	23.6	—	—	—	26.3
Dividends paid	—	—	(188.5)	—	—	(188.5)

Balances as of 31 March 2013	$227.3	$101.1	$(357.6)	$—	$47.4	$18.2

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc

Notes to Consolidated Financial Statements

1. Background and Basis of Presentation

On 15 October 2012, the Company was transformed from an Irish Societas Europaea (“SE”) to an Irish public limited company (“plc”) and now operates under the name of James Hardie Industries plc.

Nature of Operations

James Hardie Industries plc (formerly James Hardie Industries SE) manufactures and sells fibre cement building products for interior and exterior building construction applications, primarily in the United States, Australia, New Zealand, the Philippines and Europe.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of James Hardie Industries plc and its wholly-owned subsidiaries and a special purpose entity, collectively referred to as either the “Company” or “James Hardie” and “JHI plc”, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise.

2. Summary of Significant Accounting Policies

Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholders’ equity (deficit).

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency. All subsidiaries and qualifying special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

The Company has recorded on its balance sheet certain assets and liabilities, including asbestos-related assets and liabilities under the terms of the Amended and Restated Final Funding Agreement (“AFFA”), that are denominated in Australian dollars and subject to translation into US dollars at each reporting date.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Unless otherwise noted, the exchange rates used to convert Australian dollar denominated amounts into US dollars in the consolidated financial statements are as follows:

	31 March
(US$1 = A$)	2013	2012	2011
Assets and liabilities	0.9597	0.9614	0.9676
Statements of operations	0.9694	0.9573	1.0584
Cash flows - beginning cash	0.9614	0.9676	1.0919
Cash flows - ending cash	0.9597	0.9614	0.9676
Cash flows - current period movements	0.9694	0.9573	1.0584

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are written down, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	40
Building improvements	5 to 40
Manufacturing machinery	10 to 20
General equipment	5 to 10
Computer equipment, software, and software development	3 to 7
Office furniture and equipment	3 to 10

Depreciation and Amortisation

The Company records depreciation and amortisation under both cost of goods sold and selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortisation related to plant building, machinery and equipment is recorded in cost of goods sold.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset

James Hardie Industries plc

Notes to Consolidated Financial Statements

group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.

Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognised at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.

The Company recorded asset impairment charges of US$16.9 million, US$14.3 million and nil during the years ended 31 March 2013, 2012 and 2011, respectively. Readers are referred to Note 7 for additional information.

Environmental Remediation and Compliance Expenditures

Environmental remediation and compliance expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company’s commitment to a formal plan of action.

Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

A portion of our revenue is made through distributors under a consignment agreement whereby revenue is not recognized until the risks and obligations of ownership have been transferred to the consignee.

Advertising

The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$8.9 million, US$8.6 million and US$7.9 million during the years ended 31 March 2013, 2012 and 2011, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Accrued Product Warranties

An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.

Financial Instruments

The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different from the carrying value of those financial instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-based Compensation

Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees, adjusted for estimated forfeitures, and recognised as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are typically recognised ratably over the vesting period. The Company issues new shares to award recipients upon exercise of stock options or when the vesting condition for restricted stock units has been satisfied.

The Company estimates the fair value of stock options on the date of grant using either the Black-Scholes option-pricing model or a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).

James Hardie Industries plc

Notes to Consolidated Financial Statements

For restricted stock units subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period. For restricted stock units subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For restricted stock units subject to a market vesting condition, the fair value is estimated using the Monte Carlo method.

Compensation expense recognised for liability-classified awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

Earnings Per Share

The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the Treasury Method that would have been outstanding if the dilutive potential common shares, such as stock options and restricted stock units (“RSU’s”), had been issued.

Accordingly, basic and dilutive common shares outstanding used in determining net income (loss) per share are as follows:

	Years Ended 31 March
(Millions of shares)	2013	2012	2011
Basic common shares outstanding	439.2	436.2	435.6
Dilutive effect of stock awards	1.4	1.7	—

Diluted common shares outstanding	440.6	437.9	435.6

(US dollars)	2013	2012	2011
Net income (loss) per share - basic	$0.10	$1.39	$(0.80)
Net income (loss) per share - diluted	$0.10	$1.38	$(0.80)

Potential common shares of 4.4 million, 11.1 million and 13.8 million for the years ended 31 March 2013, 2012 and 2011, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.

Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

RSUs which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSUs vest, they are included in the basic EPS calculation on a weighted-average basis.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the net asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuarial Pty Limited (“KPMG Actuarial”) as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the AFFA entered into on 21 November 2006 to provide long-term funding to the Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable.

Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the AFFA in February 2007, shares in the Former James Hardie Companies were transferred to AICF, which manages Australian asbestos-related personal injury claims made against the Former James Hardie Companies and makes compensation payments in respect of those proven claims.

AICF

In February 2007, the Company’s shareholders approved a proposal pursuant to which the Company provides long-term funding to AICF. The Company owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”) that funds the AICF subject to the provisions of the AFFA. The Company appoints three of the AICF directors and the NSW Government appoints two of the AICF directors.

Under the terms of the AFFA, the Performing Subsidiary has an obligation to make payments to AICF on an annual basis. The amount of these annual payments is dependent on several factors, including the Company’s free cash flow (as defined in the AFFA), actuarial estimations, actual claims paid, operating expenses of AICF and the Annual Cash Flow Cap. JHI plc guarantees the Performing Subsidiary’s obligation. As a result, the Company considers itself to be the primary beneficiary of AICF.

The Company’s interest in AICF is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by AICF with respect to asbestos-related personal injury claims against the Former James Hardie Companies.

Although the Company has no legal ownership in AICF, for financial reporting purposes the Company consolidates AICF due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in a separate recognition of the asbestos liability and certain other asbestos-related assets and liabilities on its consolidated balance sheet. Among other items, the Company records a deferred tax asset for the anticipated future tax benefit the Company believes is available to it that arise from amounts contributed to AICF by the Performing Subsidiary. Since fiscal year 2007, movements in the asbestos liability arising from changes in foreign currency or actuarial adjustments are classified as asbestos adjustments and the income tax benefit arising from contributions to AICF is included within income tax benefit (expense) on the consolidated statements of operations and comprehensive income (loss) when realised.

James Hardie Industries plc

Notes to Consolidated Financial Statements

For the year ended 31 March 2013, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide. Future funding of AICF by the Company continues to be linked under the terms of the AFFA to the Company’s long-term financial success, specifically the Company’s ability to generate net operating cash flow.

AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by AICF are treated as reductions in the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations and comprehensive income (loss).

See Asbestos-Related Assets and Liabilities below and Note 11 for further details on the related assets and liabilities recorded in the Company’s consolidated balance sheet under the terms of the AFFA.

Asbestos Adjustments

Adjustments in insurance receivables due to changes in the Company’s assessment of recoverability are reflected as asbestos adjustments on the consolidated statements of operations and comprehensive income (loss) and comprehensive income during the period in which the adjustments occur.

Asbestos-Related Assets and Liabilities

The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the AFFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are referred to by the Company as Asbestos-Related Assets and Liabilities and include:

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuarial. Based on their assumptions, they arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income (loss) during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Insurance Receivable

There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuarial reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company records insurance receivables that are deemed probable of being realised.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income (loss) during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers’ Compensation

Workers’ compensation claims are claims made by former employees of the Former James Hardie Companies. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuarial as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.

The portion of the estimate that is expected to be met by the Former James Hardie Companies is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations and comprehensive income (loss) during the period in which they occur.

The portion of the estimate that is expected to be met by the workers’ compensation schemes or policies of the Former James Hardie Companies is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.

Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income (loss).

Asbestos-Related Research and Education Contributions

The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.

Restricted Cash and Cash Equivalents

Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. The Company classifies these amounts as a current asset on the face of the consolidated balance sheet since they are highly liquid.

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income. Realised gains and losses on short-term investments are recognised in Other Income on the consolidated statements of operations and comprehensive income (loss).

James Hardie Industries plc

Notes to Consolidated Financial Statements

AICF – Other Assets and Liabilities

Other assets and liabilities of AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of AICF.

Deferred Income Taxes

The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the AFFA. The current portion of the deferred tax asset represents Australian tax benefits that will be available to the Company during the subsequent twelve months.

Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Foreign Currency Translation

The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations and comprehensive income (loss).

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards board (“FASB”) issued ASU No. 2011-05, which requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present other comprehensive income in the statement of changes in equity. Under either choice, items that are reclassified from other comprehensive income to net income are required to be presented on the face of the financial statements where the components of net income and the components of other comprehensive income are presented. ASU No. 2011-05 is effective for fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2011, the FASB issued ASU No. 2011-12, which defers the implementation of only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. All other requirements in ASU No. 2011-05 are not affected by this update, including the requirement to report comprehensive income either in a single continuous statement or in two separate but consecutive financial statements. The amendments in ASU No. 2011-12 are effective at the same time as the amendments in ASU No. 2011-05, being fiscal years, and interim periods within those years, beginning after 15 December 2011. The adoption of this ASU did not result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

James Hardie Industries plc

Notes to Consolidated Financial Statements

In February 2013, the FASB issued ASU No. 2013-02, which requires the presentation of significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, either on the face of the statement where net income is presented or in the notes, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under US GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under US GAAP that provide additional detail about those amounts. The amendments in ASU No. 2013-02 are effective for fiscal years and interim periods within those years, beginning after 15 December 2012. The adoption of this ASU is not expected to result in a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3. Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Cash and cash equivalents consist of the following components:

	31 March
(Millions of US dollars)	2013	2012
Cash at bank and on hand	$55.5	$256.1
Short-term deposits	98.2	9.3

Total cash and cash equivalents	$153.7	$265.4

4. Restricted Cash and Cash Equivalents

Included in restricted cash and cash equivalents is US$5.0 million and US$5.2 million related to an insurance policy at 31 March 2013 and 2012, respectively, which restricts the cash from use for general corporate purposes.

Restricted cash and cash equivalents at 31 March 2012 reflects US$138.7 million related to the Company’s early contribution to AICF as a result of the favourable outcome of RCI Pty Ltd’s (“RCI”) appeal of the Australian Taxation Office (“ATO”) 1999 disputed amended tax assessment. This amount was contributed to AICF on 2 April 2012.

5. Accounts and Other Receivables

Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2013	2012
Trade receivables	$128.5	$123.3
Other receivables and advances	17.0	16.7
Allowance for doubtful accounts	(2.1)	(2.3)

Total accounts and other receivables	$143.4	$137.7

The collectibility of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. An allowance for doubtful accounts is provided for known and estimated bad debts by analysing specific customer accounts and assessing the risk of uncollectibility based on insolvency, disputes or other collection issues.

James Hardie Industries plc

Notes to Consolidated Financial Statements

The following are changes in the allowance for doubtful accounts:

	31 March
(Millions of US dollars)	2013	2012
Balance at beginning of period	$2.3	$2.7
Charged to expense	1.0	—
Recoveries	(1.2)	(0.4)

Balance at end of period	$2.1	$2.3

6. Inventories

Inventories consist of the following components:

	31 March
(Millions of US dollars)	2013	2012
Finished goods	$115.8	$117.9
Work-in-process	7.6	9.0
Raw materials and supplies	55.1	58.2
Provision for obsolete finished goods and raw materials	(6.4)	(5.3)

Total inventories	$172.1	$179.8

As of 31 March 2013 and 2012, US$19.2 million and US$12.5 million, respectively, of our finished goods inventory balance was held at third-party consignment locations.

James Hardie Industries plc

Notes to Consolidated Financial Statements

7. Property, Plant and Equipment

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction in Progress[1]	Total
Cost or valuation:
At 31 March 2011	$18.3	$210.4	$981.2	$43.2	$1,253.1
Additions	—	—	28.6	7.2	35.8
Disposals	—	—	(2.9)	—	(2.9)
Impairment	—	—	(26.0)	—	(26.0)
Exchange differences	—	0.1	4.0	—	4.1
Other	—	—	—	0.5	0.5

At 31 March 2012	$18.3	$210.5	$984.9	$50.9	$1,264.6
Additions	0.2	3.0	47.7	10.2	61.1
Disposals	—	—	(7.3)	—	(7.3)
Impairment	—	(3.5)	(33.6)	—	(37.1)
Exchange differences	—	0.2	3.0	—	3.2

At 31 March 2013	$18.5	$210.2	$994.7	$61.1	$1,284.5

Accumulated depreciation:
At 31 March 2011	$—	$(67.3)	$(469.4)	$—	$(536.7)
Charge for the year	—	(8.8)	(56.4)	—	(65.2)
Disposals	—	—	2.6	—	2.6
Impairment	—	—	11.7	—	11.7
Exchange differences	—	(0.1)	(2.2)	—	(2.3)

At 31 March 2012	$—	$(76.2)	$(513.7)	$—	$(589.9)
Charge for the year	—	(8.8)	(51.2)	—	(60.0)
Disposals	—	—	6.5	—	6.5
Impairment	—	—	20.2	—	20.2
Exchange differences	—	(0.2)	(1.6)	—	(1.8)
Other	—	—	(0.6)	—	(0.6)

At 31 March 2013	$—	$(85.2)	$(540.4)	$—	$(625.6)

Net book amount:
At 31 March 2012	$18.3	$134.3	$471.2	$50.9	$674.7
At 31 March 2013	$18.5	$125.0	$454.3	$61.1	$658.9

[1]	Construction in progress consists of plant expansions and upgrades.

Depreciation expense for the years ended 31 March 2013 and 2012 was US$60.0 million and US$65.2 million, respectively. Included in property, plant and equipment are restricted assets of AICF with a net book value of US$2.1 million and US$2.3 million as of 31 March 2013 and 2012, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Impairment of Long-Lived Assets

The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.

During the year ended 31 March 2013, the Company recorded asset impairment charges of US$16.9 million in the USA and Europe Fibre Cement segment. During the fourth quarter, the Company made the decision that it would not re-open its Blandon, Pennsylvania plant. As a result the Company recorded impairment charges of US$4.4 million for buildings, land and manufacturing equipment at the Blandon plant during the fourth quarter. The remaining impairment charges of US$12.5 million included US$2.8 million related to redundant equipment that is no longer utilized to manufacture products and US$9.7 million related to manufacturing equipment that is in the process of being replaced by plant and equipment with enhanced capability in order to expand production capacity in anticipation of the continued recovery in the US housing market. The estimated fair value for the impaired property, plant and equipment was based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use.

During the year ended 31 March 2012, the Company recorded an asset impairment charge of US$14.3 million related to machinery and equipment no longer in service that was utilised to produce materials for certain of the Company’s products. The asset impairment charge was recorded in the USA and Europe Fibre Cement segment. The impaired assets were reduced to a net book value of nil, which was the estimated fair value based on a discounted cash flow analysis that considered, to the extent practicable, a market participant’s expectations and assumptions and the impaired assets’ highest and best use.

8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2013	2012
Trade creditors	$69.6	$67.3
Other creditors and accruals	28.5	25.3

Total accounts payable and accrued liabilities	$98.1	$92.6

James Hardie Industries plc

Notes to Consolidated Financial Statements

9. Long-Term Debt

At 31 March 2013, the Company’s credit facilities consisted of:

	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn
(US$ millions)
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2014	—	$50.0	$—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2016	—	50.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2016	—	190.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until March 2017	—	40.0	—
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until April 2017	—	75.0	—

Total		$405.0	$—

The Company replaced term facilities of US$230.0 million, which matured in February and March 2013, with new facilities totaling US$355.0 million; US$50.0 million of these facilities mature in March 2016, US$190.0 million mature in April 2016, US$40.0 million mature in March 2017 and US$75.0 million mature in April 2017, as noted in the table above.

At 31 March 2013, no amounts were drawn under the combined facilities. The weighted average interest rate on the Company’s total outstanding debt was nil at 31 March 2013 and 2012, respectively, and the weighted average term of all debt facilities is 3.1 years at 31 March 2013. The weighted average fixed interest rate on the Company’s interest rate swap contracts is set forth in Note 12.

The Company draws down and repays amounts available under its term facilities throughout the financial year. During the year ended 31 March 2013, the Company drew down and repaid US$330.0 million under the Company’s term facilities.

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period.

At 31 March 2013, the Company was in compliance with all restrictive debt covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) must not exceed a maximum of net debt to earnings before interest, tax, depreciation and amortisation, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited and excluding assets, liabilities and other balance sheet items of the AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, (ii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of AICF, Amaba, Amaca, ABN 60 and Marlew Mining Pty Limited, and (iii) must ensure that no more than 35% of Free Cash Flow (as defined in the AFFA), in any given financial year (“Annual Cash Flow Cap”) is contributed to AICF on the payment dates under the AFFA in the next following financial year. The Annual Cash Flow Cap does not apply to payments of interest, if any, to AICF and is consistent with contractual obligations of the Performing Subsidiary and the Company under the AFFA.

James Hardie Industries plc

Notes to Consolidated Financial Statements

10. Product Warranties

The Company offers various warranties on its products, including a 30-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on a trend analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company’s warranty provisions is adjusted as necessary. While the Company’s warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

The following are the changes in the product warranty provision:

	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Balance at beginning of period	$27.0	$26.2	24.9
Accruals for product warranties	12.1	13.1	9.1
Settlements made in cash or in kind	(12.0)	(12.3)	(7.8)

Balance at end of period	$27.1	$27.0	$26.2

11. Asbestos

The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. The accounting policies utilised by the Company to account for the AFFA are described in Note 2.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations and comprehensive income (loss) comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Change in estimates:
Change in actuarial estimate - asbestos liability	$(163.0)	$(67.8)	$9.8
Change in actuarial estimate - insurance receivable	27.9	49.8	(0.5)
Change in estimate - AICF claims-handling costs	5.9	8.4	12.2

Subtotal - Change in estimates	(129.2)	(9.6)	21.5
Write-back of insurance receivables	11.9	—	—
Gain (Loss) on foreign currency exchange	0.2	(6.2)	(107.3)

Total Asbestos Adjustments	$(117.1)	$(15.8)	$(85.8)

James Hardie Industries plc

Notes to Consolidated Financial Statements

Asbestos-Related Assets and Liabilities

The Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2013	2012
Asbestos liability – current	$(135.0)	$(125.3)
Asbestos liability – non-current	(1,558.7)	(1,537.3)

Asbestos liability – Total	(1,693.7)	(1,662.6)
Insurance receivable – current	22.2	19.9
Insurance receivable – non-current	209.4	208.6

Insurance receivable – Total	231.6	228.5
Workers’ compensation asset – current	0.9	0.5
Workers’ compensation asset – non-current	60.7	83.4
Workers’ compensation liability – current	(0.9)	(0.5)
Workers’ compensation liability – non-current	(60.7)	(83.4)

Workers’ compensation – Total	—	—
Loan facility	—	(30.9)
Other net liabilities	(1.6)	(2.3)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	133.5	65.0

Net AFFA liability	$(1,330.2)	$(1,402.3)

Deferred income taxes – current	18.6	23.0
Deferred income taxes – non-current	434.1	421.5

Deferred income taxes – Total	452.7	444.5
Income tax payable	25.9	18.5

Net Unfunded AFFA liability, net of tax	$(851.6)	$(939.3)

On 2 April 2012, in accordance with arrangements agreed with the NSW Government and AICF, the Company contributed US$138.7 million (A$132.3 million) to AICF. A further contribution of US$45.4 million (A$45.2 million) was contributed on 2 July 2012, in accordance with the terms of the AFFA. Total contributions for the year ended 31 March 2013 were US$184.1 million (A$177.5 million).

Restricted cash and cash equivalents at 31 March 2012 reflected the early contribution to AICF of US$138.7 million (A$132.3 million). The determination of any contribution to AICF in respect of the year ended 31 March 2013 will reverse the effect of the increase in the Company’s free cash flow resulting from the movement in restricted cash and cash equivalents to 31 March 2013 related to the early contribution. The Company’s adjusted free cash flow for these purposes is net cash used by operating activities for the year ended 31 March 2013 of US$29.4 million (A$28.2 million). In accordance with the terms of the AFFA, and the arrangements agreed with the NSW Government and AICF for an early contribution based on the Company’s free cash flow for the year ended 31 March 2012, the Company does not anticipate making a contribution to AICF in respect of the year ended 31 March 2013.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Asbestos Liability

The amount of the asbestos liability reflects the terms of the AFFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuarial. The asbestos liability also includes an allowance for the future claims-handling costs of AICF. The Company receives an updated actuarial estimate as of 31 March each year. The most recent actuarial assessment was performed as of 31 March 2013.

The changes in the asbestos liability for the year ended 31 March 2013 are detailed in the table below:

	A$		A$ to US$	US$
(Millions of US dollars)	Millions		rate	Millions
Asbestos liability – 31 March 2012	A$	(1,598.4)	0.9614	$(1,662.6)
Asbestos claims paid[1]		121.3	0.9694	125.1
AICF claims-handling costs incurred[1]		2.4	0.9694	2.5
Change in actuarial estimate[2]		(156.4)	0.9597	(163.0)
Change in estimate of AICF claims-handling costs [2]		5.7	0.9597	5.9
Loss on foreign currency exchange				(1.6)

Asbestos liability – 31 March 2013	A$	(1,625.4)	0.9597	$(1,693.7)

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2013 are detailed in the table below:

	A$		A$ to US$	US$
(Millions of US dollars)	Millions		rate	Millions
Insurance receivable – 31 March 2012	A$	219.7	0.9614	$228.5
Insurance recoveries [1]		(35.7)	0.9694	(36.8)
Write-back of insurance receivable[3]		11.5	0.9717	11.9
Change in actuarial estimate[2]		26.8	0.9597	27.9
Gain on foreign currency exchange				0.1

Insurance receivable – 31 March 2013	A$	222.3	0.9597	$231.6

Included in insurance receivable is US$6.0 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes - asbestos for the year ended 31 March 2013 are detailed in the table below:

	A$		A$ to US$	US$
(Millions of US dollars)	Millions		rate	Millions
Deferred tax assets – 31 March 2012	A$	427.3	0.9614	$444.5
Amounts offset against income tax payable[1]		(24.8)	0.9694	(25.6)
AICF earnings¹		31.9	0.9694	32.9
Gain on foreign currency exchange				0.9

Deferred tax assets – 31 March 2013	A$	434.4	0.9597	$452.7

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
[2]	The spot exchange rate at 31 March 2013 is used to convert the Australian dollar amount to US dollars as the adjustment was made on that date.
[3]	The weighted average spot exchange rates on the dates the transactions occurred are used to convert the Australian dollar amounts to US dollars as the adjustments were made on those dates.

Income Taxes Payable

A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 March 2013 and 2012, this amount was US$25.6 million and US$23.1 million, respectively. During the year ended 31 March 2013, there was a US$0.7 million unfavourable effect of foreign currency exchange.

Other Net Assets (Liabilities)

Other net assets (liabilities) include a provision for asbestos-related education and medical research contributions of US$1.9 million and US$2.3 million at 31 March 2013 and 2012, respectively.

Also included in other net assets (liabilities) are the other assets and liabilities of AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of AICF were a net asset of US$0.3 million and nil at 31 March 2013 and 2012, respectively. During the year ended 31 March 2013, there was nil effect of foreign currency exchange on these other assets and liabilities.

Restricted Cash and Short-term Investments of AICF

Cash and cash equivalents and short-term investments of AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of AICF.

In June 2012, AICF invested US$106.5 million (A$105.0 million) of its excess cash in time deposits at a fixed interest rate of 5.1% and a six month maturity. In December 2012, these time deposits matured and are reflected as restricted cash and cash equivalents – asbestos on the consolidated balance sheet as of 31 March 2013.

James Hardie Industries plc

Notes to Consolidated Financial Statements

At 31 March 2013, the Company revalued AICF’s short-term investments available-for-sale resulting in a positive mark-to-market fair value adjustment of US$0.9 million. This appreciation in the fair value of investments is recorded in Other Comprehensive Income.

The changes in restricted cash and short-term investments of AICF for the year ended 31 March 2013 are set forth in the table below:

	A$		A$ to US$	US$
(Millions of US dollars)	Millions		rate	Millions
Restricted cash and cash equivalents and restricted short-term investments – 31 March 2012	A$	62.5	0.9614	$65.0
Asbestos claims paid[1]		(121.3)	0.9694	(125.1)
Payments received in accordance with AFFA[2]		177.5	0.9641	184.1
AICF operating costs paid - claims-handling[1]		(2.4)	0.9694	(2.5)
AICF operating costs paid-non claims-handling[1]		(1.6)	0.9694	(1.7)
Insurance recoveries [1]		35.7	0.9694	36.8
Interest and investment income[1]		6.8	0.9694	7.0
Unrealised gain on investments [1]		0.9	0.9694	0.9
NSW loan repayment²		(29.7)	0.9901	(30.0)
Other[1]		(0.3)	0.9694	(0.3)
Loss on foreign currency exchange				(0.7)

Restricted cash and cash equivalents and restricted short-term investments – 31 March 2013	A$	128.1	0.9597	$133.5

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.
[2]	The spot exchange rates on the date the transactions occurred are used to convert the Australian dollar amounts to US dollars.

Actuarial Study; Claims Estimate

AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2013. Based on KPMG Actuarial’s assumptions, KPMG Actuarial arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.7 billion (US$1.8 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuarial was approximately A$2.5 billion (US$2.6 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuarial as of 31 March 2013 and to adjust for payments made to claimants during the year then ended.

James Hardie Industries plc

Notes to Consolidated Financial Statements

In estimating the potential financial exposure, KPMG Actuarial made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2074, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

The potential range of costs as estimated by KPMG Actuarial is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2013, KPMG Actuarial’s undiscounted (but inflated) central estimate of asbestos-related liabilities was A$2.5 billion (US$2.6 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$342.9 million (US$357.3 million) after making a general credit risk allowance for insurance carriers for A$27.4 million (US$28.6 million) and an allowance for A$52.7 million (US$54.9 million) of “by claim” or subrogation recoveries from other third parties. The Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.1 billion (US$1.1 billion) to A$2.6 billion (US$2.7 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.7 billion) to A$4.2 billion (US$4.4 billion) as of 31 March 2013. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

During the 2013 financial year, mesothelioma claims reporting activity has been above actuarial expectations for the first time since the 2009 financial year. One of the critical assumptions is the estimated peak year of mesothelioma disease claims, which was targeted for 2010/2011. Potential variation in this estimate has an impact much greater than the other assumptions used to derive the discounted central estimate. For example, if the peak year occurs five years later, in 2015/2016, the discounted central estimate could increase by approximately 45%.

Claims Data

AICF provides compensation payments for Australian asbestos-related personal injury claims against the Former James Hardie Companies. The claims data in this section are reflective of these Australian asbestos-related personal injury claims against the Former James Hardie Companies.

The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

James Hardie Industries plc

Notes to Consolidated Financial Statements

	For the Years Ended 31 March
	2013		2012		2011		2010		2009
Number of open claims at beginning of period		592		564		529		534		523
Number of new claims		542		456		494		535		607
Number of closed claims		672		428		459		540		596
Number of open claims at end of period		462		592		564		529		534
Average settlement amount per settled claim	A$	231,313	A$	218,610	A$	204,366	A$	190,627	A$	190,638
Average settlement amount per case closed	A$	200,561	A$	198,179	A$	173,199	A$	171,917	A$	168,248
Average settlement amount per settled claim	US$	238,615	US$	228,361	US$	193,090	US$	162,250	US$	151,300
Average settlement amount per case closed	US$	206,892	US$	207,019	US$	163,642	US$	146,325	US$	133,530

[1]

Included in the number of closed claims of 672 for the year ended 31 March 2013 are 153 claims primarily settled at nil settlement amounts that had been closed in prior years but not reflected as such in the year in which they were closed. Accordingly these 153 claims have been included in claims activity during the year ended 31 March 2013 to appropriately reflect the actual number of open claims at 31 March 2013. These 153 additional claims that were closed in prior years have been excluded for the purposes of determining the average settlement amount in both US and Australian dollars, as reflected in the table above, for the year ended 31 March 2013. As these 153 claims were closed in prior years, the actual number of closed claims during the year ended 31 March 2013 was 519 claims.

Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF (the “Approved Actuary”). The Company’s disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company relies on the accuracy and completeness of the information and analysis of the Approved Actuary when making disclosures with respect to claims statistics.

AICF – NSW Government Secured Loan Facility

On 9 December 2010, AICF, Amaca, Amaba and ABN 60 (together, the “Obligors”) entered into a secured standby loan facility and related agreements (the “Facility”) with The State of New South Wales, Australia (“NSW”) whereby AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$333.4 million, based on the exchange rate at 31 March 2013).

The amount available to be drawn depends on the value of the insurance policies benefiting the Obligors and may be adjusted upward or downward, subject to a ceiling of A$320.0 million. At 31 March 2013, the discounted value of insurance policies was A$216.3 million (US$225.4 million, based on the exchange rate at 31 March 2013).

In accordance with the terms of the Facility, drawings under the Facility may only be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of the Obligors. The amount available to be drawn is subject to periodic review by NSW. The Facility is available to be drawn up to the tenth anniversary of signing and must be repaid on or by 1 November 2030.

Interest accrues daily on amounts outstanding. Interest is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to capitalise interest payable on amounts outstanding under the Facility on the date interest becomes due and payable. In addition, if AICF does not pay interest on a due date, it is taken to have elected to capitalise the interest.

James Hardie Industries plc

Notes to Consolidated Financial Statements

NSW will borrow up to 50% of the amount made available under the Facility from the Commonwealth of Australia (“Commonwealth”).

To the extent that NSW’s source of funding the Facility is from the Commonwealth, the interest rate on the Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.

In summary, to the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.

Under the Facility, Amaca, Amaba and ABN 60 each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the Facility. Each Obligor has granted a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the Facility are paid, except as permitted under the terms of the security interest.

Under the terms of the Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.

The Obligors are subject to certain operating covenants under the Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, canceling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the Facility.

Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the Facility, breach of covenants, misrepresentation, cross default by an obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.

The term of the Facility expires on 1 November 2030. At that time, all amounts outstanding under the Facility become due and payable.

On 17 February 2012, AICF made an initial drawing of A$29.7 million (being US$32.0 million translated at the prevailing spot exchange rate on 17 February 2012) under the Facility. On 3 April 2012, all amounts outstanding under the Facility were fully repaid.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Because the Company consolidates AICF due to the Company’s pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA, any drawings, repayments or payments of accrued interest by AICF under the Facility impact the Company’s consolidated financial position, results of operations and cash flows.

Any drawings, repayments, or payments of accrued interest under the Facility by AICF do not impact the Company’s free cash flow, as defined in the AFFA, on which annual contributions remitted by the Company to AICF are based. James Hardie Industries plc and its wholly-owned subsidiaries are not a party to, guarantor of, or security provider in respect of the Facility.

12. Fair Value Measurements

Assets and liabilities of the Company that are carried at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.

The Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

At 31 March 2013, the Company’s financial instruments consist primarily of cash and cash equivalents, restricted cash and cash equivalents, restricted short-term investments, trade receivables, trade payables, debt and interest rate swaps.

Cash and cash equivalents, Restricted cash and cash equivalents, Trade receivables and Trade payables – These items are recorded in the financial statements at historical cost. The historical cost basis for these amounts is estimated to approximate their respective fair values due to the short maturity of these instruments.

Restricted short-term investments – Restricted short-term investments are held and managed by AICF and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on inputs that are observable in the market or can be derived principally from or corroborated by observable market data such as pricing for similar securities, recently executed transactions, cash flow models with yield curves and benchmark securities. Accordingly, restricted short-term investments are categorised as Level 2. Changes in fair value are recorded as other comprehensive income and included as a component in shareholders’ equity.

Debt – Debt is generally recorded in the financial statements at historical cost. The carrying value of debt provided under the Company’s credit facilities approximates fair value since the interest rates charged under these credit facilities are tied directly to market rates and fluctuate as market rates change. As of 31 March 2013, no debt was outstanding under the Company’s existing credit facilities.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Interest Rate Swaps – The Company may from time to time enter into interest rate swap contracts to protect against upward movements in US$ LIBOR and the associated interest the Company pays on its external credit facilities. Interest rate swaps are recorded in the financial statements at fair value. Changes in fair value are recorded in the consolidated statements of operations and comprehensive income (loss) in Other Income (Expense). At 31 March 2013 and 2012, the Company had interest rate swap contracts with a total notional principal of US$25.0 million and US$100.0 million, respectively. For all of these interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate.

The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognised financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorised as Level 2.

At 31 March 2013, the weighted average fixed interest rate of these contracts is 2.7% and the weighted average remaining life is 2.0 years. These contracts have a fair value of US$1.3 million, which is included in Accounts Payable. For the years ended 31 March 2013 and 2012, the Company included in Other Income (Expense) an unrealised gain of US$1.8 million and US$3.0 million, respectively, on interest rate swap contracts. Included in interest expense is a realised loss on settlements of interest rate swap contracts of US$2.1 million and US$7.5 million for the years ended 31 March 2013 and 2012, respectively.

The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at 31 March 2013 according to the valuation techniques the Company used to determine their fair values.

	Fair Value at 31 March 2013	Fair Value Measurements Using Inputs Considered as
(Millions of US dollars)		Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$153.7	$153.7	$—	$—
Restricted cash and cash equivalents	131.4	131.4	—	—
Restricted short-term investments	7.1	—	7.1	—

Total Assets	$292.2	$285.1	$7.1	$—

Liabilities
Interest rate swap contracts included in Accounts Payable	1.3	—	1.3	—

Total Liabilities	$1.3	$—	$1.3	$—

13. Commitments and Contingencies

The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos, New Zealand product liability claims and income taxes as described in these financial statements.

ASIC Proceedings

In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varied between individual defendants, the allegations against the Company were confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security. The Company defended each of the allegations made by ASIC and the orders sought against it in the proceedings, as did the former directors and officers of the Company.

On 23 April 2009, the Supreme Court issued judgment against the Company and the ten former officers and directors of the Company.

Eight of the ten defendants lodged appeals against the Supreme Court’s judgments, and ASIC responded by lodging cross appeals against the appellants. The appeals lodged by the former directors and officers were heard in April 2010 and the appeal lodged by the Company was heard in May 2010.

On 30 September 2010, the Company entered into agreements with third parties and subsequently received payment of US$10.3 million relating to the costs of the ASIC proceedings for certain former officers. These recoveries were reflected as a reduction to selling, general and administrative expenses for the year ended 31 March 2011.

On 17 December 2010, the New South Wales Court of Appeal dismissed the Company’s appeal against the Supreme Court’s judgment and ASIC’s cross appeal and ordered that the Company pay 90% of the costs incurred by ASIC in respect of the Company’s appeal. The Court of Appeal also allowed the appeals brought by the non-executive directors, but dismissed ASIC’s related cross-appeals, and ordered ASIC to pay the non-executive directors costs of the proceedings and the appeals. The Court of Appeal allowed the appeals and cross appeals in respect of certain former officers in part and reserved certain matters for further submissions. On 6 May 2011, the Court of Appeal rendered judgment in the exoneration, penalty and cost matters for certain former officers in which it varied certain orders made at first instance and ordered that there be no order as to the costs of the appeals of the certain former officers and ASIC’s related cross-appeals.

ASIC subsequently filed applications for special leave to the High Court appealing from the Court of Appeal judgment in favour of the former directors’ and former officers’ appeals. Two former officers also filed special leave applications to the High Court. The Company did not file an application for special leave to the High Court. The High Court granted ASIC’s application for special leave on 13 May 2011. The High Court also granted the special leave application for one of the former officers, with the other former officer withdrawing his application. Appeals brought by ASIC and the Company’s former non-executive directors and former officer were heard by the High Court over three days commencing 25 October 2011.

On 3 May 2012, the High Court upheld ASIC’s appeal with costs and overturned the Court of Appeal’s decision in favour of the former non-executive directors and dismissed the former officer’s appeal against the Court of Appeal’s decision. The High Court did not render judgment on claims by the non-executive directors and former officer to be excused from liability, penalty and disqualification and on certain questions concerning costs and, instead, remitted these matters back to the Court of Appeal for further consideration.

James Hardie Industries plc

Notes to Consolidated Financial Statements

The Court of Appeal heard submissions on the matters remitted by the High Court over a three-day period commencing 20 August 2012. The Court of Appeal delivered its judgment on 12 November 2012. In respect of five of the former non-executive directors, the Court of Appeal ordered that they each pay a penalty of A$25,000 and in respect of two of the former non-executive directors, the Court of Appeal ordered that they each pay a penalty of A$20,000. The Court of Appeal also imposed banning orders on each of the non-executive directors, which restrict them from serving as a director for various lengths of time, the longest of which is through 30 April 2013. The Court of Appeal ordered that the former officer pay a penalty of A$75,000 plus interest and be banned from acting as a director for a period of seven years commencing on 27 August 2009. The Court of Appeal made costs orders against the former non-executive directors and former officer in respect of some of ASIC’s costs incurred in the various Court of Appeal proceedings. The parties made further submissions to the Court of Appeal in respect of the remaining costs issues.

The amount of ASIC’s costs that the Company is required to pay as a result of costs orders made in these proceedings (including the costs orders in ASIC’s favour against the Company in the first instance hearing, which orders were not disturbed by the Court of Appeal and those which may be payable by the Company under indemnities) is contingent on a number of factors. These include, without limitation, whether the costs incurred by ASIC on issues in respect of which costs orders are made are reasonable having regard to the issues pursued in the case by ASIC, the number of legal practitioners involved in such legal work and their applicable fee rates. In addition, the amount of costs is contingent on the associated legal work undertaken specifically in respect of those issues for which ASIC is awarded costs (since ASIC is not entitled to certain costs including but not limited to costs of a previous claim and related order against the Company that was withdrawn by ASIC in September 2008, the overlapping claims against other parties in the first instance or appeal proceedings for which the Company is not liable or in respect of which costs orders are not made or the successful interlocutory appeal by the Company against ASIC during the course of the first instance hearing).

In April 2013, ASIC commenced without prejudice discussions with the Company, former non-executive directors and former officer in relation to the amount of costs payable to ASIC under certain of the various costs orders made to date in these proceedings. A decision from the Court of Appeal on the outstanding costs issues in dispute between ASIC and the former non-executive directors and former officer is awaited. In respect of the costs payable by the Company under orders made against the Company and under indemnities, the Company has recorded a provision of US$2.0 million as of 31 March 2013. The Company notes that other recoveries may be available, including as a result of repayments by former directors in accordance with the terms of their indemnity agreements. Losses and expenses in future periods from these proceedings are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Throughout the proceedings, the Company has paid a proportion of the costs of the former non-executive directors and the former executive, with the remaining costs being met by third parties. It is the Company’s policy to expense legal costs as incurred.

New Zealand Product Liability

Since fiscal year 2002, the Company’s New Zealand subsidiaries have been and continue to be joined in a number of product liability claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The product liability claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.

James Hardie Industries plc

Notes to Consolidated Financial Statements

The Company recognises a liability for both asserted and unasserted New Zealand product liability claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s New Zealand subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a Government compensation scheme, the amount of loss estimated to be allocable to the Company’s New Zealand subsidiaries in instances that involve co-defendants in defending the claim and the extent to which the Company’s New Zealand subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which the statute of limitations will apply in future periods. Historically, the Company’s New Zealand subsidiaries have been joined to these product liability claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a significant portion of the costs incurred in resolving such claims.

The Company has made a provision for asserted and unasserted New Zealand product liability claims within Other Current and Other Non-Current Liabilities, with a corresponding estimated receivable for third-party recoveries being recognised within Accounts and Other Receivables at 31 March 2013. The amount of provision for product liability claims in New Zealand, net of estimated third-party recoveries, is US$15.2 million at 31 March 2013. During the year ended 31 March 2013, the Company’s New Zealand subsidiaries recognised US$13.2 million in expenses related to the legacy New Zealand product liability claims.

The estimated loss incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience. If the nature and extent of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2013. For example, despite having resolved a number of legacy product liability claims in New Zealand since 2002, the Company’s New Zealand subsidiaries are becoming exposed to increased losses for a greater proportion of these claims due to the insolvency of co-defendants and the expiration of some of the Company’s New Zealand subsidiaries rights of third-party recoveries. Accordingly, due to the inherent uncertainties associated with estimating the amount of loss incurred for asserted and unasserted claims, as discussed above, and based on information presently available, the Company believes it is possible that the ultimate resolution of these legacy claims could result in an additional loss of up to approximately US$10 million in excess of the amount accrued, net of estimated third-party recoveries, at 31 March 2013. Accordingly, losses incurred in connection with defending and resolving asserted and unasserted New Zealand product liability claims in the future could have a material adverse effect on the Company’s financial position, liquidity, results of operations and cash flows.

New Zealand Ministry of Education

On 16 April 2013, the New Zealand Ministry of Education and other related plaintiffs initiated a ‘representative action’ in the New Zealand High Court against two of the Company’s New Zealand subsidiaries and other parties in relation to several thousand New Zealand school buildings. The New Zealand Ministry of Education and other plaintiffs are alleging that the cladding systems used on school buildings were defective and prone to failure, and are asserting negligent conduct, negligent misstatement and breach of the New Zealand Consumer Guarantees Act 1993 and Fair Trading Act 1986. The claim seeks an unspecified and unquantified amount of damages in relation to alleged repair costs.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Two property surveying businesses were commissioned by the Ministry of Education to conduct visual inspections of school buildings to assess the potential exposure to damage arising from moisture ingress. The results of these surveys, completed on 12 April 2010 and in April 2012, indicated the Ministry of Education’s national exposure to weathertightness risk to be approximately NZ$1.5 billion. This amount was derived by conducting visual surveys to form a high-level review of potential risk of damage due to moisture ingress, but did not employ the use of destructive testing or internal inspections. The amount of exposure to potential damage due to weathertightness risk identified in these reports may not represent damage actually incurred nor correspond with the amount of loss ultimately asserted by the Ministry of Education in the claim. In addition, the estimated remedial costs set forth in these reports are subject to inherent limitations in quantifying weathertightness risk based on limited information, as outlined in each report.

The reports having been commissioned by the Ministry of Education, the Company is unable to adequately scrutinize the reasonableness of the data inputs used or the manner in which inherent uncertainties were overcome in deriving the amount of weathertightness risk exposure. The actual amount of damage could be materially higher or lower than the amount noted by each surveyor, and may not be indicative of the actual amount of loss ultimately asserted by the Ministry of Education in the future for the purposes of the claim.

The amount of loss the Company may be liable to pay, if any, is dependent on a wide range of factors, which include, without limitation, the legal and technical merits of the claim, the amount of damages asserted by the New Zealand Ministry of Education and the other plaintiffs, the proportion of the claim specifically allocable to the Company’s New Zealand subsidiaries and the extent to which statutory limitation periods (to which the claim is highly sensitive) will apply. Losses and expenses arising from defending and resolving this claim may have a material adverse effect on the Company’s financial position, results of operations and cash flows in future periods. The Company and its New Zealand subsidiaries are continuing to assess the merits of the claim and intend to vigorously defend against the allegations made. The Company is not yet able to determine the amount of any loss or range of loss, if any, the New Zealand subsidiaries may become liable for in future periods.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2013:

Years ending 31 March (Millions of US dollars):
2014	$21.2
2015	19.7
2016	17.2
2017	7.2
2018	6.8
Thereafter	13.3

Total	$85.4

James Hardie Industries plc

Notes to Consolidated Financial Statements

Rental expense amounted to US$16.2 million, US$16.0 million and US$15.3 million for the years ended 31 March 2013, 2012 and 2011, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations contracted for but not recognised as liabilities and generally payable within one year, were nil at 31 March 2013.

14. Income Taxes

Income tax benefit (expense) includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax benefit (expense) consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Income (loss) from operations before income taxes:
Domestic[1]	$110.6	$97.1	$66.5
Foreign	(76.9)	54.0	30.1

Total income before income taxes	$33.7	$151.1	$96.6

Income tax (expense) benefit:
Current:
Domestic[1]	$(5.3)	$(2.5)	$(15.6)
Foreign	(14.7)	454.3	(447.4)

Current income tax (expense) benefit	(20.0)	451.8	(463.0)

Deferred:
Domestic[1]	0.7	(4.2)	(22.2)
Foreign	31.1	5.6	41.6

Deferred income tax benefit	31.8	1.4	19.4

Total income tax benefit (expense)	$11.8	$453.2	$(443.6)

[1]	Since JHI plc became an Irish parent holding company during fiscal year 2011, domestic represents both Ireland and The Netherlands for fiscal year 2011.

Income tax benefit (expense) computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Income tax benefit (expense) is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
Income tax benefit (expense) at statutory tax rates	$8.8	$(28.4)	$(18.3)
US state income taxes, net of the federal benefit	(0.1)	(0.8)	(1.7)
Asbestos - effect of foreign exchange	(0.3)	(1.9)	(31.7)
Expenses not deductible	(2.0)	(0.7)	(4.0)
Non-assessable items	1.8	0.4	—
Repatriation of foreign earnings	2.7	(0.1)	(32.6)
Amortisation of intangibles	2.0	1.7	(5.9)
Taxes on foreign income	(1.6)	2.6	(2.0)
Tax assessment in dispute	—	478.4	(349.1)
Other permanent items	0.5	2.0	1.7

Total income tax benefit (expense)	$11.8	$453.2	$(443.6)

Effective tax (benefit) rate	(35.0%)	(299.9%)	459.2%

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2013	2012
Deferred tax assets:
Asbestos liability	$452.7	$444.5
Other provisions and accruals	56.5	49.0
Net operating loss carryforwards	18.9	11.0
Foreign tax credit carryforwards	123.9	130.2
Capital loss carryforwards	34.5	34.5

Total deferred tax assets	686.5	669.2
Valuation allowance	(165.1)	(172.3)

Total deferred tax assets, net of valuation allowance	521.4	496.9

Deferred tax liabilities:
Depreciable and amortisable assets	(110.8)	(117.3)
Other	(7.8)	(8.6)

Total deferred tax liabilities	(118.6)	(125.9)

Net deferred tax assets	$402.8	$371.0

The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised.

At 31 March 2013, the Company had a US tax loss carry-forward of US$4.1 million that will expire in 2031.

At 31 March 2013, the Company had European tax loss carry-forwards of approximately US$24.1 million that are available to offset future taxable income, of which US$19.5 million will never expire. Carry-forwards of US$4.6 million will expire in fiscal years 2016 through 2018. At 31 March 2013, the Company had a 100% valuation allowance against the European tax loss carry-forwards.

James Hardie Industries plc

Notes to Consolidated Financial Statements

At 31 March 2013, the Company had US$115.3 million in Australian capital loss carry-forwards which will never expire. At 31 March 2013, the Company had a 100% valuation allowance against the Australian capital loss carry-forwards. There was no change in the valuation allowance in fiscal year 2013 due to foreign currency fluctuations. Additionally, the Company has Australian tax loss carry-forwards of US$31.4 million that will never expire.

At 31 March 2013, the Company had foreign tax credit carry-forwards of US$123.9 million that are available to offset future taxes payable. At 31 March 2013, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.

In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realisation of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realise its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2013. In the future, based on review of the empirical evidence by management at that time, if management determines that realisation of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realisable value.

At 31 March 2013, the undistributed earnings of non-Irish subsidiaries approximated US$654.6 million. The Company intends to indefinitely reinvest its undistributed earnings of subsidiaries owned by its US subsidiary and has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to these undistributed earnings is impracticable to determine at this time.

Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2013, 2012 and 2011, the Company recorded an income tax benefit of US$0.2 million, income tax expense of US$0.5 million and nil, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute of limitations related to certain tax positions.

The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Australia, New Zealand, the Philippines and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to tax year 2009. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2008. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2009.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Taxing authorities from various jurisdictions in which the Company operates are in the process of auditing the Company’s respective jurisdictional income tax returns for various ranges of years. The Company accrues income tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

In connection with the Company’s re-domicile from The Netherlands to Ireland, the Company became an Irish tax resident on 29 June 2010. While the Company was domiciled in The Netherlands, the Company derived significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provided, among other things, requirements that the Company must meet for the Company to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it was in compliance and qualified for treaty benefits while the Company was domiciled in The Netherlands. However, if during a subsequent tax audit or related process, the IRS determines that these changes did not meet the requirements, the Company may not qualify for treaty benefits and its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made, and it could be liable for taxes owed for calendar year 2009 and subsequent periods in which the Company was domiciled in The Netherlands.

The Company believes that it is more likely than not that it was in compliance and should qualify for treaty benefits for calendar year 2009 and subsequent periods in which the Company was domiciled in The Netherlands. Therefore, the Company believes that the requirements for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2013.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Unrecognised Tax Benefits

A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(US$ millions)	tax benefits	Penalties
Balance at 31 March 2010	$7.7	$(26.9)
Additions for tax positions of the current year	0.1	—
Additions for tax positions of prior year	153.3	195.8
Other reductions for the tax positions of prior periods	(0.4)	(0.2)
Foreign currency translation adjustment	24.8	27.6

Balance at 31 March 2011	$185.5	$196.3
Additions for tax positions of the current year	0.2	—
Additions for tax positions of prior year	—	6.1
Settlements paid during the current period	(184.4)	(208.9)
Other reductions for the tax positions of prior periods	(5.2)	—
Foreign currency translation adjustment	6.5	7.4

Balance at 31 March 2012	$2.6	$0.9
Additions for tax positions of the current year	0.1	—
Additions (deletions) for tax positions of prior year	2.6	(0.1)
Expiration of statute of limitations	(2.8)	(0.7)
Other reductions for the tax positions of prior periods	(1.0)	—

Balance at 31 March 2013	$1.5	$0.1

As of 31 March 2013, the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued or prepaid by the Company related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$1.5 million and US$0.1 million, respectively.

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the year ended 31 March 2013, income of US$0.8 million relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits. During the prior year, the total amount of interest and penalties recognised in income tax expense was US$6.1 million.

The liabilities associated with uncertain tax benefits are included in other non-current liabilities on the Company’s consolidated balance sheet.

A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries plc

Notes to Consolidated Financial Statements

15. Stock-Based Compensation

The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$10.8 million, US$11.1 million and US$11.3 million for the years ended 31 March 2013, 2012 and 2011, respectively. Compensation expense arising from equity-based award grants, as estimated using pricing models, was US$7.0 million, US$7.8 million and US$9.1 million for the years ended 31 March 2013, 2012 and 2011, respectively. Included in stock-based compensation expense for the years ended 31 March 2013, 2012 and 2011 is US$3.8 million, US$3.3 million and US$2.2 million, respectively, related to liability-classified awards. As of 31 March 2013, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$11.3 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.5 years.

JHI plc 2001 Equity Incentive Plan

Under the JHI plc 2001 Equity Incentive Plan (the “2001 Equity Incentive Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Equity Incentive Plan was approved by the Company’s shareholders in 2011. The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

Under the 2001 Equity Incentive Plan, grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI plc. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions.

Under the 2001 Equity Incentive Plan, the Company granted 265,988 and 285,358 restricted stock units to its employees in the years ended 31 March 2013 and 2012, respectively. These restricted shares may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which include requirements of continued employment. At 31 March 2013, there were 579,432 restricted stock units outstanding under this plan.

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan (“LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to Executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders in 2012.

As of 31 March 2013, the Company had granted 7,265,992 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such shares remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual

James Hardie Industries plc

Notes to Consolidated Financial Statements

performance or the Company’s financial performance or other criteria. Restricted stock units expire on exercise, vesting or as set out in the LTIP rules.

In November 2006 and August 2007, 1,132,000 and 1,016,000 options were granted to Executives, respectively, under the LTIP. The vesting of these equity awards are subject to ‘performance hurdles’ as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue unless an Executive ceases employment with the Company.

At 31 March 2013, there were 1,677,102 options and 3,424,936 restricted stock units outstanding under the LTIP.

The following table summarises the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Equity Incentive Plan at 31 March 2013, 2012 and 2011:

Shares
Available for
Grant
Balance at 31 March 2011	26,588,283

Granted	(1,303,209)
Forfeited	—
Forfeitures available for re-grant	410,914

Balance at 31 March 2012	25,695,988

Granted	(1,415,605)
Forfeited	—
Forfeitures available for re-grant	223,400

Balance at 31 March 2013	24,503,783

Stock Options

There were no stock options granted during the years ended 31 March 2013, 2012 and 2011. The following table summarises the Company’s stock options activity during the noted period:

	Outstanding Options
		Weighted
		Average
		Exercise
	Number	Price (A$)
Balance at 31 March 2011	11,355,295	7.40

Exercised	(1,682,841)	6.25
Forfeited	(587,314)	7.76
Forfeitures available for re-grant	—

Balance at 31 March 2012	9,085,140	7.59

Exercised	(3,622,106)	7.01
Forfeited	(306,898)	8.56
Forfeitures available for re-grant	—

Balance at 31 March 2013	5,156,136	7.94

The total intrinsic value of stock options exercised was A$7.2 million, A$2.0 million and A$0.6 million for the years ended 31 March 2013, 2012 and 2011, respectively.

James Hardie Industries plc

Notes to Consolidated Financial Statements

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were US$3.5 million, nil and US$0.4 million for the years ended 31 March 2013, 2012 and 2011, respectively.

The following table summarises outstanding and exercisable options under both the 2001 Equity Incentive Plan and the LTIP as of 31 March 2013:

Options Outstanding and Exercisable
	Weighted	Weighted
	Average	Average	Aggregate
	Remaining	Exercise	Intrinsic
Number	Life (in Years)	Price (A$)	Value (A$)
285,750	1.7	5.99	1,148,715
93,000	1.9	6.30	345,030
624,254	4.7	6.38	2,266,042
298,000	0.7	7.05	882,080
932,502	4.4	7.83	2,032,854
1,515,530	3.6	8.40	2,440,003
1,392,100	2.7	8.90	1,545,231
15,000	2.9	9.50	7,650

5,156,136	3.3	7.94	10,667,605

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company’s closing stock price of A$10.01 as of 31 March 2013, which would have been received by the option holders had those option holders exercised their options as of that date.

Restricted Stock

The Company estimates the fair value of restricted stock units on the date of grant and recognises this estimated fair value as compensation expense over the periods in which the restricted stock vests.

James Hardie Industries plc

Notes to Consolidated Financial Statements

The following table summarises the Company’s restricted stock activity during the noted period:

		Weighted
		Average Fair
		Value at Grant
	Shares	Date (US$)
Non-vested at 31 March 2011	5,112,095	4.52

Granted	1,303,209	4.92
Vested	(2,527,601)	3.13
Forfeited	(210,192)	5.35

Non-vested at 31 March 2012	3,677,511	5.57

Granted	1,415,605	8.41
Vested	(846,415)	7.13
Forfeited	(242,333)	5.96

Non-vested at 31 March 2013	4,004,368	6.13

Restricted Stock – service vesting

On 7 December 2012 and 2011, the Company granted 265,988 and 281,556 restricted stock units (service vesting), respectively, to employees under the 2001 Equity Incentive Plan. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period.

On 7 December 2012 and 2011, 240,645 and 81,619 restricted stock units (service vesting), respectively, that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued.

Additionally, on 17 December 2011 and 30 May 2011, 316,283 and 925,024 restricted stock units (service vesting), respectively, that were previously granted as part of the 2001 Equity Incentive Plan became fully vested and the underlying common stock was issued.

Restricted Stock – performance vesting

The Company granted 450,336 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 14 September 2012 as part of the FY2013 long-term incentive award. The vesting of the restricted stock units is deferred for three years and is subject to a Return on Capital Employed (“ROCE”) performance hurdle being met. The vesting of the restricted stock units is also subject to limited negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives.

The Company granted 266,627 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 7 June 2012 as part of the FY2012 long-term incentive award. On 7 June 2011, the Company granted 63,146 restricted stock units with a performance vesting condition under the LTIP. The vesting of the restricted stock units is deferred for two years and the amount of restricted stock units that will vest at that time is subject to the Board’s exercise of negative discretion.

James Hardie Industries plc

Notes to Consolidated Financial Statements

When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.

The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the performance conditions are applied at the vesting date.

On 7 June 2012, 592,442 restricted stock units (performance vesting) that were granted on 7 June 2010 as part of the FY2010 long-term incentive award became fully vested and the underlying common stock was issued.

Restricted Stock – market condition

Under the terms of the LTIP, the Company granted 432,654 and 954,705 restricted stock units (market condition) to senior executives on 14 September 2012 and 15 September 2011, respectively. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP.

The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”). The following table includes the assumptions used for restricted stock grants (market condition) valued during the years ended 31 March 2013 and 2012:

Date of grant	14 Sep 2012	15 Sep 2011
Dividend yield (per annum)	1.5%	2.0%
Expected volatility	52.2%	51.9%
Risk free interest rate	0.7%	1.0%
Expected life in years	3.0	3.0
JHX stock price at grant date (A$)	8.95	5.64
Number of restricted stock units	432,654	954,705

On 15 September 2011 and 17 December 2011, 760,037 and 385,288 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.

Scorecard LTI – Cash Settled Units

On 21 June 2012, 501,556 of the 1,083,021 Scorecard LTI units that were previously granted on 21 June 2009 as part of the FY2010 long-term incentive award became fully vested and the balance lapsed as a result of the Board’s exercise of negative discretion. The cash amount paid to award recipients was based on JHI plc’s common stock on the vesting date.

Under the terms of the LTIP, the Company granted awards equivalent to 506,627 and 716,536 Scorecard LTI units during the years ended 31 March 2013 and 2012, respectively, which provide recipients a cash incentive based in JHI plc’s common stock price on the vesting date and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognised for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognised ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.

James Hardie Industries plc

Notes to Consolidated Financial Statements

16. Capital Management and Dividends

During the year ended 31 March 2012, the Company acquired approximately 3.4 million shares of its common stock under a share repurchase program announced on 17 May 2011. The acquired shares had an aggregate cost of US$19.0 million (A$19.1 million) and the average price paid per share of common stock was US$5.55 (A$5.59). The US dollar amount was determined using the weighted average spot exchange rates for the days on which shares were acquired. All acquired shares were officially cancelled prior to 31 March 2012.

On 21 May 2012, the Company announced a share buyback program to acquire up to 5% of its issued capital during the subsequent twelve month period. No securities were bought back during the year ended 31 March 2013.

On 23 July 2012, the Company paid a dividend to shareholders of US38.0 cents per security (“FY2012 second half dividend”). The total amount of the FY2012 second half dividend was US$166.4 million.

On 25 January 2013, the Company paid a dividend to shareholders of US5.0 cents per security (“FY2013 first half dividend”). The total amount of the FY2013 first half dividend was US$22.1 million.

On 22 May 2013 the Company declared an ordinary dividend of US13.0 cents per security (“FY2013 second half dividend”) and a special dividend of US24.0 cents per security (“FY2013 special dividend”). The FY2013 second half dividend and the FY2013 special dividend are declared in US currency and will be paid on 26 July 2013, with a record date of 28 June 2013.

17. Operating Segment Information and Concentrations of Risk

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by senior management. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand, Asia, the Middle East (Israel, Kuwait, Qatar and United Arab Emirates), and various Pacific Islands. Research and Development represents the cost incurred by the research and development centres.

Operating Segments

The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
USA & Europe Fibre Cement	$951.4	$862.0	$814.0
Asia Pacific Fibre Cement	369.9	375.5	353.0

Worldwide total	$1,321.3	$1,237.5	$1,167.0

James Hardie Industries plc

Notes to Consolidated Financial Statements

	Income Before Income Taxes
	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
USA & Europe Fibre Cement2, [3]	$145.6	$148.4	$160.3
Asia Pacific Fibre Cement2, [8]	61.7	80.3	79.4
Research and Development[2]	(26.0)	(20.7)	(20.1)

Segments total	181.3	208.0	219.6
General Corporate[4]	(151.8)	(52.5)	(114.9)

Total operating income	29.5	155.5	104.7
Net interest income (expense)[5]	2.4	(7.4)	(4.4)
Other income (expense)	1.8	3.0	(3.7)

Worldwide total	$33.7	$151.1	$96.6

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2013	2012
USA & Europe Fibre Cement	$725.0	$749.1
Asia Pacific Fibre Cement	230.7	238.4
Research and Development	20.9	15.6

Segments total	976.6	1,003.1
General Corporate6, [7]	1,131.0	1,306.9

Worldwide total	$2,107.6	$2,310.0

	Net Sales to Customers[1]
	Years Ended 31 March
(Millions of US dollars)	2013	2012	2011
USA	$923.8	$833.9	$789.2
Australia	272.0	282.4	266.4
New Zealand	56.1	54.4	52.9
Other Countries	69.4	66.8	58.5

Worldwide total	$1,321.3	$1,237.5	$1,167.0

James Hardie Industries plc

Notes to Consolidated Financial Statements

	Total Identifiable Assets
	31 March
(Millions of US dollars)	2013	2012
USA	$734.2	$748.5
Australia	156.3	160.5
New Zealand	39.8	43.7
Other Countries	46.3	50.4

Segments total	976.6	1,003.1
General Corporate6, [7]	1,131.0	1,306.9

Worldwide total	$2,107.6	$2,310.0

[1]	Export sales and inter-segmental sales are not significant.

[2]

Research and development costs of US$11.9 million, US$10.1 million and US$9.7 million in fiscal years 2013, 2012 and 2011, respectively, were expensed in the USA and Europe Fibre Cement segment. Research and development costs of US$1.7 million, US$1.6 million and US$1.4 million in fiscal years 2013, 2012 and 2011, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$23.6 million, US$18.7 million and US$16.9 million in fiscal years 2013, 2012 and 2011, respectively, were expensed in the Research and Development segment. The Research and Development segment also included selling, general and administrative expenses of US$2.4 million, US$2.0 million and US$3.2 million in fiscal years 2013, 2012 and 2011, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$37.2 million, US$30.4 million and US$28.0 million for the years ended 31 March 2013, 2012 and 2011, respectively.

[3]

Included in the USA and Europe Fibre Cement segment for the years ended 31 March 2013, 2012 and 2011 are asset impairment charges of US$16.9 million, US$14.3 million and nil, respectively. See Note 7 for further information.

[4]

The principal components of the General Corporate segment are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense net of rental income on the Company’s corporate offices. Included in the General Corporate segment for the year ended 31 March 2013 are unfavourable asbestos adjustments of US$117.1 million, AICF SG&A expenses of US$1.7 million and ASIC expenses of US$2.6 million. Included in the General Corporate segment for the year ended 31 March 2012 are unfavourable asbestos adjustments of US$15.8 million, AICF SG&A expenses of US$2.8 million and ASIC expenses of US$1.1 million. Included in the General Corporate segment for the year ended 31 March 2011 are unfavourable asbestos adjustments of US$85.8 million, AICF SG&A expenses of US$2.2 million and a net benefit of US$8.7 million related to the ASIC proceedings.

[5]

The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest (expense) income is AICF interest income of US$7.0 million, US$3.3 million and US$4.3 million in fiscal years 2013, 2012 and 2011, respectively. See Note 11 for more information.

James Hardie Industries plc

Notes to Consolidated Financial Statements

[6]

The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in the General Corporate segment.

[7]	Asbestos-related assets at 31 March 2013 and 2012 are US$882.8 million and US$825.2 million, respectively, and are included in the General Corporate segment.

[8]

Included in the Asia Pacific Fibre Cement segment for the years ended 31 March 2013, 2012 and 2011 is an increase to the provision for New Zealand product liability claims of US$13.2 million, US$5.4 million and US$1.4 million, respectively. See Note 13 for more information.

Concentrations of Risk

The distribution channels for the Company’s fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.

The Company has two major customers that individually account for over 10% of the Company’s net sales in one or all of the past three fiscal years.

These two customers’ accounts receivable represented 22% and 21% of the Company’s trade accounts receivable at 31 March 2013 and 2012, respectively. The following are gross sales generated by these two customers, which are all from the USA and Europe Fibre Cement segment:

		Years Ended 31 March
(Millions of US dollars)	2013		2012		2011
		%		%		%
Customer A	$223.0	16.9%	$207.4	16.8%	$208.9	17.9%
Customer B	137.7	10.4%	135.7	11.0%	134.0	11.5%

	$360.7		$343.1		$342.9

Approximately 30% and 33% of the Company’s net sales in fiscal year 2013 and 2012, respectively, were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

18. Reclassifications Out of Accumulated Other Comprehensive Income (Loss)

During the year ended 31 March 2013, US$106.5 million (A$105.0 million) of available-for-sale securities held by AICF matured, resulting in a realised gain of US$2.7 million (A$2.6 million). Accordingly, US$2.7 million (A$2.6 million) was reclassified out of Accumulated Other Comprehensive Income and is reflected as a component of Net Interest Income (Expense) on the Consolidated Statements of Operations and Comprehensive Income (Loss).

James Hardie Industries plc

Notes to Consolidated Financial Statements

	Pension and
	Post-Retirement		Foreign Currency
	Benefit	Unrealised Gain	Translation
(Millions of US dollars)	Adjustment	on Investments	Adjustments	Total
Balance at 31 March 2012	$(0.3)	$2.6	$47.1	$49.4
Other comprehensive income before reclassifications	—	3.6	(2.9)	0.7
Amounts reclassified from accumulated other comprehensive income to interest income	—	(2.7)	—	(2.7)

Net current-period other comprehensive income	—	0.9	(2.9)	(2.0)

Balance at 31 March 2013	$(0.3)	$3.5	$44.2	$47.4

19. Acquisitions

During the year ended 31 March 2012, the Company entered into an agreement to acquire the assets of a US business engaged in the pultrusion of fibreglass profiles. The Company made a deposit on the acquisition of US$14.4 million during the fourth quarter of the 2012 financial year. The deposit was reflected within other non-current assets on the consolidated balance sheet at 31 March 2012. The acquisition was completed on 1 April 2012. The acquisition was immaterial to the Company and is consolidated within the USA and Europe Fibre Cement segment.

James Hardie Industries plc

This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.

Forward-Looking Statements

This Financial Report contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the SEC, on Forms 20-F and 6-K, in its annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include:

•	statements about the company’s future performance;

•	projections of the company’s results of operations or financial condition;

•	statements regarding the company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and/or our products;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the company’s plants and future plans with respect to any such plants;

•	expectations regarding the extension or renewal of the company’s credit facilities including changes to terms, covenants or ratios;

•	expectations concerning dividend payments and share buy-backs;

•	statements concerning the company’s corporate and tax domiciles and structures and potential changes to them, including potential tax charges;

•	statements regarding tax liabilities and related audits, reviews and proceedings;

•	statements as to the possible consequences of proceedings brought against the company and certain of its former directors and officers by the Australian Securities and Investments Commission (ASIC);

•

statements regarding the possible consequences and/or potential outcome of the legal proceedings brought against two of the company’s subsidiaries by the New Zealand Ministry of Education and the potential product liabilities, if any, associated with such proceedings;

•

expectations about the timing and amount of contributions to Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	expectations concerning indemnification obligations;

•	expectations concerning the adequacy of the company’s warranty provisions and estimates for future warranty-related costs;

•

statements regarding the company’s ability to manage legal and regulatory matters (including but not limited to product liability, environmental, intellectual property and competition law matters) and to resolve any such pending legal and regulatory matters within current estimates and in anticipation of certain third-party recoveries; and

•

statements about economic conditions, such as economic or housing recovery, the levels of new home construction and home renovations, unemployment levels, changes in consumer income, changes or stability in housing values, the availability of mortgages and other financing, mortgage and other interest rates, housing affordability and supply, the levels of foreclosures and home resales, currency exchange rates, and builder and consumer confidence.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions are intended to identify forward-looking statements but are not the exclusive

James Hardie Industries plc

means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Forward-looking statements are based on the company’s current expectations, estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the company’s control. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Risks Factors” in Section 3 of the Form 20-F filed with the Securities and Exchange Commission on 2 July 2012, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to AICF, any shortfall in AICF and the effect of currency exchange rate movements on the amount recorded in the company’s financial statements as an asbestos liability; governmental loan facility to AICF; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos, putative consumer class action or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; possible increases in competition and the potential that competitors could copy the company’s products; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; the effect of the transfer of the company’s corporate domicile from The Netherlands to Ireland, changes in corporate governance and potential tax benefits; currency exchange risks; dependence on customer preference and the concentration of the company’s customer base on large format retail customers, distributors and dealers; dependence on residential and commercial construction markets; the effect of adverse changes in climate or weather patterns; possible inability to renew credit facilities on terms favourable to the company, or at all; acquisition or sale of businesses and business segments; changes in the company’s key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in the company’s reports filed with Australian, Irish and US securities agencies and exchanges (as appropriate). The company cautions you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the company’s current expectations concerning future results, events and conditions. The company assumes no obligations to update any forward-looking statements or information except as required by law.